Exhibit 28A

First Chicago Credit Card Master Trust II
Excess Spread Analysis—August 2002

Series	95-M	95-O	96-S	97-U	99-X	99-Y
Deal Size	$500MM	$500MM	$700MM	$400MM	$750MM	$550MM
Expected Maturity	10/15/2002	12/16/2002	12/16/2002	10/15/2002	6/16/2003	8/15/2003

Yield	19.84%	19.84%	19.84%	19.84%	19.84%	19.84%
Less: Coupon	2.03%	2.04%	1.95%	1.94%	2.03%	2.03%
Servicing Fee	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Net Credit Losses	4.98%	4.98%	4.98%	4.98%	4.98%	4.98%
Excess Spread:
August-02	11.33%	11.32%	11.41%	11.42%	11.33%	11.33%
July-02	11.13%	11.13%	11.21%	11.23%	11.14%	11.14%
June-02	10.95%	10.94%	11.03%	11.05%	10.96%	10.95%
Three Month Average Excess Spread	11.14%	11.13%	11.22%	11.23%	11.14%	11.14%

Delinquency:
30 to 59 Days	1.24%	1.24%	1.24%	1.24%	1.24%	1.24%
60 to 89 Days	0.78%	0.78%	0.78%	0.78%	0.78%	0.78%
90+ Days	1.49%	1.49%	1.49%	1.49%	1.49%	1.49%
Total	3.51%	3.51%	3.51%	3.51%	3.51%	3.51%

Payment Rate	31.24%	31.24%	31.24%	31.24%	31.24%	31.24%